UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

US GOLD CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

912023207

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

Suite 4750, Brookfield Place

Bay Wellington Tower

181 Bay Street, P.O. Box 792

Toronto, ON Canada  M5J 2T3

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912023207

1.	Names of Reporting Persons. Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 666,667 shares

	8.	Shared Voting Power 28,477,527 shares(1)(2)

	9.	Sole Dispositive Power 666,667 shares

	10.	Shared Dispositive Power 28,477,527 shares(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,144,194 shares(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.51%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) As described below, as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario”), and Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) and Rule 13d-3(a) (“Rule 13d-3(a)”) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen and 2190303 Ontario may be deemed to be a “group” and Mr. McEwen may be deemed to be the beneficial owner, for purposes of Section 13(d) of the Exchange Act, of all of the common stock, no par value (the “Common Stock”), of US Gold Corporation (“US Gold”) and the shares of Common Stock underlying immediately exercisable warrants held by 2190303 Ontario.

(2) Includes (a) 28,477,527 shares of Common Stock that are held by 2190303 Ontario and (b) 666,667 options exercisable for Common Stock held by Mr. McEwen that are exercisable within 60 days of September 22, 2011.

(3) Calculated based on an aggregate total of 142,117,053 shares of Common Stock issued and outstanding as of September 22, 2011, including (i) 136,417,988 shares of Common Stock issued and outstanding as of September 22, 2011, as represented by the Company in the Arrangement Agreement (as defined below), (ii) 3,334,731 exchangeable shares that have voting and economic rights equivalent to shares of Common Stock and that are issued and outstanding as of September 22, 2011, as represented by the Company in the Arrangement Agreement and (iii) 666,667 shares of Common Stock underlying stock options held by Mr. McEwen as of the date of the Voting Agreement that were exercisable on, or would become exercisable within 60 days of, such date.

CUSIP No. 912023207

1.	Names of Reporting Persons. 2190303 Ontario Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power 28,477,527 shares (4)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power 28,477,527 shares (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,477,527 shares (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.13% (5)

14.	Type of Reporting Person (See Instructions) CO

(4) Consists of 28,477,527  shares of Common Stock directly held by 2190303 Ontario.  Pursuant to Rules 13d-5(b)(1), 13d-3(a) and as a result of Mr. McEwen’s 100% ownership interest in 2190303 Ontario, Mr. McEwen may be deemed to beneficially own and to have or to share voting and dispositive power over such Common Stock.  Amount reported on Line 11 excludes 666,667 options of Common Stock held by Mr. McEwen that are exercisable within 60 days of September 22, 2011, and for which 2190303 Ontario expressly disclaims beneficial ownership.

(5) See note (3) above.

This Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) and 2190303 Ontario Inc., an Ontario corporation (“2190303 Ontario,” with each of Mr. McEwen and 2190303 Ontario being referred to herein as a “Reporting Person,” and collectively, the “Reporting Persons”), with respect to the common stock, no par value (the “Common Stock”) of US Gold Corporation, a Colorado corporation (the “Company”) pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the joint filing agreement filed as Exhibit 4 to Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008 (“Amendment No. 4”) to the original Schedule 13D filed by Mr. McEwen with the SEC on August 8, 2005, as amended by Amendment No. 1 thereto, filed with the SEC on March 6, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2007, as amended by Amendment No. 3 thereto, filed with the SEC on December 12, 2007, as amended by Amendment No. 4 thereto, filed with the SEC on December 12, 2008, as amended by Amendment No. 5 thereto, filed with the SEC on May 27, 2009 and as amended by Amendment No. 6 thereto, filed with the SEC on March 3, 2011 (as amended hereby and thereby, the “Amended Schedule 13D,” is being filed to reflect the entry into a Voting Agreement by Mr. McEwen, as is more fully described in Item 3 and Item 4 below.

Item 2.   Identity and Background.

Item 2 is hereby supplemented and amended as by the following:

(b) The principal business address for Mr. McEwen and 2190303 Ontario is Suite 4750, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792, Toronto, ON Canada M5J 2T3

(c) The principal occupation of Mr. McEwen is President, Chief Executive Officer and Director of Minera Andes, Inc. and Chairman of Board of Directors, Chief Executive Officer and Director of US Gold Corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended by the following:

The Voting Agreement described in Item 4 of this amended Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by the Company, Minera Andes and Mr. McEwen, as well each other directors and executive officers of the Company and Minera Andes (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Voting Agreement as an inducement to the Company and Minera Andes to enter into the Arrangement Agreement described in Item 4 of this amended Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to Mr. McEwen or by Mr. McEwen in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.   Purpose of the Transaction.

Item 4 is hereby supplemented and amended by the following:

(a)           The Reporting Persons have not acquired additional securities or disposed of securities of the Company since the date of March 3, 2011, the date of the last amendment to this Schedule 13D

(b)           On September 22, 2011, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) among the Company, McEwen Mining—Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), and Minera Andes Inc, a corporation incorporated under the Business Corporations Act (Alberta) (“Minera Andes”), pursuant to which the Company through Canadian Exchange Co. will acquire all of the issued and outstanding common shares of Minera Andes in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at a ratio of 0.45 of an Exchangeable Share for each outstanding Minera Andes Share (the “Arrangement”).  In addition, all outstanding options to acquire Minera Andes shares will be converted into options to purchase shares of common stock of the Company at a ratio of 0.45 of a share of the

Company’s common stock for each Minera Andes share underlying each such Minera Andes option. The Arrangement will be implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and is subject to approval by the Court of Queen’s Bench of Alberta (the “Court”). The effect of the Arrangement will result in Minera Andes becoming a wholly-owned indirect subsidiary of the Company. The Exchangeable Shares will be exchangeable on a one-for-one basis for shares of the Company’s common stock at any time at the option of the holder. Each Exchangeable Share will be substantially the economic and voting equivalent of a share of common stock of the Company.

Consummation of the Arrangement is subject to various conditions, including, among others: (i) the approval of Minera Andes’ shareholders of the Arrangement and any other necessary actions related thereto; (ii) the approval of the Company’s shareholders of the issuance of the Exchangeable Shares and the Company’s common stock to be issued upon exchange of the Exchangeable Shares  and any other necessary actions related thereto and (iii) approval of the Court.

Pursuant to the terms of, and concurrently with the execution of, the Arrangement Agreement, Mr. McEwen entered into a voting agreement with the Company and Minera Andes (the “Voting Agreement”), pursuant to which he, among other things, agreed to (i) not solicit any competing acquisition transaction, (ii) restrict his right to transfer shares of the Common Stock directly or beneficially owned by him other than in specific circumstances, and (iii) vote all of the shares of Common Stock he owns, beneficially or of record, in favor of adoption and approval of the various actions of US Gold that need approval from the shareholders of the Company and against competing acquisition proposals. Mr. McEwen has irrevocably appointed Leanne Baker and Michael Stein as his proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in his name, place and stead, to vote all of his shares of Common Stock solely with respect to the matters described in the Voting Agreement, namely as described in clause (iii) of this sentence.   Additional securities of the Company (including all additional shares of Common Stock and all additional options to acquire shares of Common Stock) that Mr. McEwen acquires until the termination of the Voting Agreement will also be subject to the terms of the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Arrangement Agreement, (ii) the Effective Time (as defined in the Arrangement Agreement).  The Voting Agreement as it relates to Mr. McEwen may also be terminated by written consent of the Company, Minera Andes and Mr. McEwen.

(c)           Not applicable.

(d)           The Arrangement Agreement gives the Board of Directors of Minera Andes the one-time right to nominate persons to fill, effective immediately following the Effective Time, any vacancies on the Company’s board of directors, whether such vacancies are the result of the resignation of any member of the Company’s board of directors prior to the Effective Time or an increase in the size of the Company’s board of directors, such that such nominees, appointed or elected, would constitute at least 50% of the directors of the Company’s board of directors immediately following the Effective Time, subject to approval of such nominees by the Nominating and Corporate Governance Committee of the Company’s Board of Directors.  Directors so designated by Minera Andes will serve on the Company’s Board of Directors until the Company’s first annual meeting of shareholders after the Effective Time and until their respective successors are elected and qualified, or until the death, resignation or removal of such director.

(e)           Under the terms of the Arrangement Agreement, the Company may not, without Minera Andes’s prior written consent, among other things, (i) declare or pay any dividends on, or make other distributions or return capital in respect of, any of its capital stock or any other equity interests, other than by a wholly-owned Subsidiary to US Gold or (ii) issue, sell, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, subject to identified exceptions.

(f)            At the Effective Time, Minera Andes will become a wholly-owned indirect subsidiary of the Company and, subject to approval by the shareholders of the Company, the Company will change its name to McEwen Mining, Inc.

(g)           In connection with the Arrangement Agreement, the Company will amend its certificate of incorporation to increase the number of authorized shares of common stock  and to authorize a class of undesignated or “blank check” preferred stock. Any issuance of preferred stock with voting rights could, under certain circumstances, have the effect of delaying or preventing a change of control of the Company by increasing the number of outstanding shares entitled to vote and the number of votes requires tot approve a change of control of the Company.  Pursuant to the Voting Agreement, Mr. McEwen has agreed to vote in favor of such amendment to the Company’s certificate of incorporation.

(h)           Not applicable.

(i)            Not applicable.

(j)            Other than as described above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (the Reporting Persons reserve the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Arrangement Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Item 5 is hereby amended to replace in its entirety the prior disclosure by the following:  :

(a)           As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, Mr. McEwen may be deemed to have beneficial ownership of 29,144,194 shares of Common Stock, which represents approximately 20.51% of the outstanding Common Stock.  The 29,144,194 shares of Common Stock that Mr. McEwen may be deemed to have beneficial ownership of consists of (a) 28,477,527 shares of Common Stock owned by 2190303 Ontario and (b) 666,667 options of Common Stock (the “Options”) directly held by Mr. McEwen that are exercisable within 60 days of September 22, 2011 (the Common Stock held by 2190303 Ontario and the Options held by Mr. McEwen, together being the “Securities”).

2190303 Ontario directly owns 28,477,527  shares of Common Stock, which represent approximately 20.13% of the outstanding Common Stock.  As a result of Mr. McEwen’s 100% interest in 2190303 Ontario and pursuant to Rule 13d-5(b)(1) of the Exchange Act, as of the date hereof, 2190303 Ontario may be deemed to directly own all of the Securities.  2190303 Ontario expressly disclaims beneficial ownership in the Options held by Mr. McEwen.

(b)           The information contained on the cover page to this Amendment No. 7 is incorporated by reference to this Item 5(b).  Mr. McEwen has sole voting and dispositive power over 666,667 shares of Common Stock underlying the Options which represents less than 1% of the Common Stock.

2190303 Ontario has shared voting and dispositive power, with Mr. McEwen, over 28,477,527 shares of Common Stock, which represents approximately 20.13% of the Common Stock.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement Agreement and the Voting Agreement, none of the Reporting Persons nor, to the knowledge of 2190303 Ontario, any director or officer of 2190303 Ontario listed in Item 2 of the Amended Schedule 13D has effected any transaction in the Common Stock during the past 60 days.

(d)—(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended by the following:

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.1

Arrangement Agreement, dated as of September 22, 2011, between US Gold Corporation, McEwen Mining — Minera Andes Acquisition Corp. and Minera Andes Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

99.2

Voting Agreement, dated as of September 22, 2011, among US Gold Corporation, Minera Andes and certain individuals party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

October 3, 2011

ROBERT ROSS MCEWEN

By:	Robert Ross McEwen

By:	/s/ Stefan M. Spears(5)
Title:	Attorney-in-Fact

2190303 ONTARIO INC.

By:	Robert Ross McEwen
Title:	Director, President and Vice President,
2190303 Ontario Inc., an Ontario corporation

By:	/s/ Stefan M. Spears(5)
Title:	Attorney-in-Fact

(5) Robert R. McEwen executed a Power of Attorney that authorizes Stefan M. Spears to sign this Amendment No. 7 on his behalf as an individual and on his behalf as Director, President and Vice President of 2190303 Ontario Inc.  A copy of the Power of Attorney is filed as Exhibit 5 to Amendment No. 5, filed with the SEC on May 27, 2009.